Exhibit 99.1

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT of 1934

Release No. 56557 / September 27, 2007

ACCOUNTING AND AUDITING ENFORCEMENT

Release No. 2730 / September 27, 2007

ADMINISTRATIVE PROCEEDING

File No. 3-12845

In the Matter of	:
	:	ORDER INSTITUTING CEASE-AND-
TIDEWATER INC., and	:	DESIST PROCEEDINGS, MAKING
JAMES KEITH LOUSTEAU,	:	FINDINGS, AND IMPOSING A CEASE-
CPA	:	AND-DESIST ORDER PURSUANT TO
	:	SECTION 21C OF THE SECURITIES
Respondents.	:	EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission (“Commission”) deems it appropriate that cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), against Tidewater Inc. and James Keith Lousteau (“Lousteau”) (collectively “Respondents”).

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement (“Offers”), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission’s jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Cease-and-Desist Proceedings. Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 21C of the Securities Exchange Act of 1934 (“Order”), as set forth below.

III.

On the basis of this Order and Respondents’, Offers, the Commission finds that:

RESPONDENTS

1. Tidewater Inc. operates offshore service vessels designed and outfitted to support the energy industry. Tidewater is a Delaware corporation with its headquarters in New Orleans, Louisiana. Tidewater’s securities are registered with the Commission under Section 12(b) of the Exchange Act and its shares are listed on the New York Stock Exchange. Tidewater’s fiscal year ends on March 31.

2. James Keith Lousteau, age 59, has been Tidewater’s Executive Vice President and Chief Financial Officer (“CFO”) since September 2000 and has been with Tidewater in various positions since 1977.

FACTS

Background

3. Tidewater operates a worldwide fleet of vessels that provide services supporting all phases of offshore exploration, development, and production. For internal operational purposes, at all times relevant. Tidewater classified the status of its vessels as either active or withdrawn. Active vessels include vessels that are “working,” “warm-stacked,” or “cold-stacked.” A working vessel is one that is being used actively in service. A warm-stacked vessel is a readily available vessel, although not in use, with crews assigned and current certifications that comply with Coast Guard requirements.

4. In contrast, a “cold-stacked” vessel is a vessel that has been removed from service with its crew released. Coast guard certifications necessary to operate cold-stacked vessels have frequently expired, and significant expenditures are necessary to refurbish these vessels in order to return them to certified status.

5. A “withdrawn” vessel is one that is retired from the fleet and therefore is intended only to be sold or scrapped. Tidewater withdrew from its fleet older, infrequently used vessels that were not marketable due to obsolescence or were economically prohibitive to operate due to excessive repair costs, and before 2002, placed such vessels on a list it referred to as the “Vessels For Sale List.” Historically, once Tidewater placed these withdrawn vessels on the for-sale list. Tidewater would either sell the vessels or periodically scrap them. Vessels placed on this for-sale list rarely return to working status.

6. Tidewater’s accounting department and its external auditors review withdrawn vessels for impairment purposes at least quarterly to ensure that the carrying value of these assets does not exceed their fair value. Moreover, Tidewater’s quarterly reports on Form 10-Q and annual reports on Form 10-K disclose the number of vessels the company has withdrawn from service.

Tidewater’s Corporate Directive Prohibiting the

Withdrawal of Cold-Stacked Vessels

7. In or about April 2002, which coincided with the beginning of Tidewater’s fiscal year-ended March 31, 2003. Tidewater’s newly-appointed Chief Executive Officer (“CEO”) reaffirmed a corporate directive of his predecessor that explicitly prohibited the addition of any vessels to Tidewater’s withdrawn fleet. Prior to this directive, from fiscal year 2000 through the first half of fiscal year 2002. Tidewater undertook a regular analysis of all cold-stacked vessels and withdrawn vessels. This analysis included identifying which cold-stacked vessels would not return to service, even in an improved market. As a result, during that time Tidewater withdrew from service 77 vessels.

8. Even though Tidewater’s CEO’s directive suspended all vessel retirements, many towing-supply vessels were becoming obsolete in terms of their age and outdated specifications. Between April 2002 and March 2004, certain of Tidewater’s senior operations personnel on several occasions informed senior management, including Lousteau, that in their view a significant number of cold-stacked vessels were unlikely to, or would not, return to service. For example, in April 2002. Tidewater’s Senior Vice President of Operations identified 25 cold-stacked vessels that the operations division deemed “will not return to work.”

9. The senior operations personnel usually sought approval to have these vessels withdrawn from service and subsequently either sold or scrapped. This typically occurred when the costs to return the vessels to service made them economically prohibitive to operate and there was little or no chance that many of these vessels would ever return to service. In those situations, the vessels involved were usually older than Tidewater’s active vessels and required high repair and recertification costs. For example, Tidewater estimated in July 2002 that the total repair and recertification cost to return to service 45 of its cold-stacked domestic towing-supply vessels was about $24 million.

10. At other times, the operations personnel recommended withdrawal of vessels that were unmarketable because they were obsolete and had been cold-stacked for several years. For instance, in April 2003, a Tidewater engineer requested approval from senior management, including Lousteau, to offer for sale 18 vessels that had been cold-stacked since at least 1999. In June 2003, that same engineer sent Tidewater’s senior management an updated list that included 21 cold-stacked vessels and recommended that Tidewater attempt to sell these vessels. In recommending that these vessels be sold, the engineer stated that he believed these vessels had “almost no chance of ever coming out for service again.”

11. Certain of Tidewater’s senior operations personnel communicated similar recommendations to senior management on many occasions throughout the relevant period. In addition, at the same time as Tidewater was accumulating these obsolete vessels, it initiated a fleet replacement program that involved the acquisition of newer or refurbished vessels from competitors as well as the construction of new and technologically modernized vessels, thereby decreasing even further the likelihood that its idle vessels would ever be used again.

Tidewater Accumulated Numerous Cold-Stacked Vessels

That Were Unlikely to Return to Service

12. Because of the corporate directive prohibiting the withdrawal of vessels. Tidewater began marketing for sale unofficially certain of the vessels that the operations personnel recommended be withdrawn. Functionally, these vessels that were marketed for sale unofficially were no different from other vessels that Tidewater had historically withdrawn from service and put on the for-sale list prior to the corporate directive closing that list. In other words, all had been identified as unlikely to return to service at Tidewater and were marketed for sale or scrapping.

13. Although functionally the same as vessels that had been withdrawn, these vessels for sale unofficially did not receive the same level of review by Tidewater’s accounting department, and these vessels did not individually proceed through the formal quarterly review for potential impairment that Tidewater’s accounting department and external auditors normally performed on each vessel in the withdrawn fleet. Moreover, they were not included in Tidewater’s disclosures related to its withdrawn fleet.

14. Ultimately, because Tidewater did not withdraw any vessels from its cold-stacked fleet during the period from September 2001 through March 2004, by the end of its 2004 fiscal year Tidewater had accumulated a fleet of 137 cold-stacked vessels (representing almost 25% of its worldwide fleet of 575 vessels at March 2004), of which at least 70 vessels should have been classified as withdrawn. Of these more than 70 vessels, 67 vessels had not been used for over two years, and 21 vessels had been out of service for more than five years. Following eight consecutive quarters of domestic operating losses during fiscal years 2003 and 2004, the number of cold-stacked vessels escalated to almost 70% of the domestic towing-supply vessels operating in the U.S. Gulf, as disclosed in Tidewater’s Form 10-K for the fiscal year-ended March 31, 2004.

15. Tidewater did not review these vessels individually for possible impairment until March 2004, and at that time the company recognized an impairment charge of $26.5 million ($17.2 million after-tax, or $.30 per share) related to 83 vessels, the majority of which had been cold-stacked for at least two years and were unlikely to return to service. The details of the write-off were disclosed in Tidewater’s Form 10-K for the fiscal year-ended March 31, 2004, wherein the Company stated that it was unlikely that these vessels would ever return to service due to “average age, their outdated specifications relative to competing equipment and significant costs to repair and return these vessels to service.” The $26.5 million impairment charge reduced Tidewater’s net income for fiscal year 2004 by almost 30%.

Tidewater Failed to Perform the Proper

Impairment Analysis on Its Vessels

16. Generally Accepted Accounting Principles (“GAAP”) requires companies such as Tidewater to assess its accounting and reporting for long-lived assets such as its cold-stacked vessels. Specifically, Statement of Financial Accounting Standards No. 144. “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), states that a long-lived asset (or asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS 144 lists examples of such events or changes in circumstances, one of which is a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition.

17. When Tidewater’s operations personnel identified certain cold-stacked vessels that in their view, would not return to service and thus were functionally withdrawn, this constituted a significant adverse change in the extent or manner in which these long-lived assets were being used. Due to their physical condition or costs to reactivate and recertify them, these vessels should have been separately reviewed for impairment in order to ascertain whether their book values were recoverable. Therefore, Tidewater, through Lousteau, should have had the cold-stacked vessels reviewed individually for impairment throughout the time period that the vessels were in idle status.

18. In addition, because Tidewater did not withdraw these vessels from service and place them on a list of withdrawn vessels, the vessels were not individually subject to the formal review for potential impairment that Tidewater’s external auditors normally performed on withdrawn vessels, which would have likely led to questions concerning the carrying value of those vessels.

Tidewater Failed to Review Its Depreciation Estimates

19. As part of its impairment review, Tidewater should have also reviewed its depreciation estimates to evaluate whether they needed to be revised given the high uncertainty surrounding the remaining service life of these vessels. Specifically, pursuant to GAAP, estimates of remaining service lives and salvage values of depreciable assets should be reviewed and revised to recognize changes in conditions. In addition, SFAS 144 states that when a long-lived asset (or asset group) is tested for recoverability, it also may be necessary to review depreciation estimates and methods as required by certain provisions of GAAP. Thus, issuers must continually evaluate the appropriateness of the useful life and salvage value estimates assigned to long-lived assets as facts and circumstances change. This type of evaluation may result in depreciation of the remaining book value over a shorter period of time.

20. Between September 2001 and March 2004, Tidewater failed to review adequately depreciation for the cold-stacked vessels that were unlikely to return to service. These unused vessels instead continued to be depreciated for several years according to their historical depreciation schedule. However, because they would not return to service. Tidewater, through Lousteau, should have reviewed the depreciation on these vessels to evaluate whether its estimates needed to be revised.

Tidewater Filed Inaccurate Periodic Reports

With the Commission

21. The vessels that should have been treated as withdrawn and marketed for sale from Tidewater’s active fleet were not included in Tidewaters Form-10-K for the fiscal year-ended March 31, 2003 as vessels withdrawn from service. In fact, Tidewater’s Form 10-K for fiscal year 2003 inaccurately stated that the Company “did not withdraw any vessel from active service during fiscal 2003.” As mentioned previously, the vessels that had been identified as unlikely to return to service by certain operations personnel and were marketed for sale or scrapping were no different than the historically withdrawn vessels that were on the for sale list. Lousteau signed Tidewater’s annual and quarterly filings with the Commission and certified the disclosures contained in those filings. Lousteau should have known that the disclosure contained in the filing was materially inaccurate given the fact that Tidewater was marketing for sale cold-stacked vessels that were unlikely to return to service.

22. Further, the fact that Tidewater had dozens of vessels that it knew required significant repair and recertification expenditures, were unlikely to return to service, may have been impaired, and could have required a revision of depreciation estimates, constituted known trends or uncertainties of the type that should have been disclosed in the Management’s Discussion and Analysis (“MD&A”) section of the Company’s periodic filings with the Commission because it was reasonably likely to, and ultimately did, have a material impact on Tidewater’s income from continuing operations. However, Tidewater’s Form 10-K for fiscal year 2003 and quarterly filings on Forms 10-Q for the quarters ended June 30, 2002, September 30, 2002, December 31, 2002, June 30, 2003, September 30, 2003, and December 31, 2003 did not contain any disclosures about these known uncertainties. Lousteau should have known that this information should have been disclosed in the MD&A section of the Company’s periodic filings.

Tidewater Had Inadequate Internal Controls

23. Between September 2001 and March 2004, Tidewater’s internal control environment was characterized by insufficient documentation and formal processes, policies, and procedures for dealing with impairment issues for its worldwide fleet or accounting for cold-stacked vessels. Tidewater did not have an appropriate process in place at the time to ensure that the vessels that were for-sale unofficially received the same level of accounting scrutiny as officially withdrawn vessels. Because of Tidewater’s inadequate internal controls, the vessels that were for-sale unofficially were not reviewed periodically for impairment and depreciation purposes, and their effectively withdrawn status was not disclosed to the public.

24. Lousteau signed certifications for Tidewater’s Form 10-K for fiscal year 2003 and quarterly filings on Forms 10-Q for the quarters ended September 30, 2002, December 31, 2002, June 30, 2003, September 30, 2003, and December 31, 2003. Lousteau should have known that Tidewater’s controls were inadequate as to the impairment review and disclosures related to vessels unlikely to return to operations.

25. In January 2005. Tidewater adopted new impairment testing policies in an effort to timely and more thoroughly review its vessel fleet for impairment.

VIOLATIONS

26. Section 13(a) of the Exchange Act requires issuers of registered securities, like Tidewater, to file periodic reports with the Commission containing information prescribed by specific Commission rules. Rules I3a-1 and 13a-13 require, respectively. the filling of annual and quarterly reports. Implicit in these provisions is the requirement that the reports accurately reflect the issuer’s financial condition and operating results. Rule 12b-20 requires, in addition to information required in periodic reports by Commission rules such further material information as may be necessary to make the required statements not misleading.

27. Additionally, Regulation S-K Item 303 requires registrants to disclose in the MD&A sections of required periodic filings “any known trends or uncertainties that have had or that the registrant reasonably expects will have a material unfavorable impact on net sales or revenues or income from continuing operations.” The failure to comply with Regulation S-K constitutes a violation under Section 13(a) of the Exchange Act.

28. Section 13(b)(2)(B) of the Exchange Act requires issuers to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets.

29. Rule 13a-l4 of the Exchange Act requires an issuer’s CFO to certify the information contained in the issuer’s quarterly and annual reports.

30. As a result of the above. Tidewater violated Sections 13(a) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-13 thereunder.

31. As a result of the above, Lousteau caused Tidewater’s violations of Sections 13(a) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-13 thereunder, and violated Rule 13a-14.

REMEDIAL EFFORTS

32. In determining to accept the Offers, the Commission considered the remedial efforts that Tidewater initiated prior to and during the Commission staff’s investigation.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in Respondents’ Offers.

Accordingly, pursuant to Section 21C of the Exchange Act it is hereby ORDERED that:

A. Tidewater cease and desist from committing or causing any violations and any future violations of Sections 13(a) and 13(b)(2)(B) of the Exchange Act, and Rules 12b-20, 13a- 1, and 13a-13 thereunder.

B. Lousteau cease and desist from causing any violations and any future violations of Sections 13(a) and 13(b)(2)(B) of the Exchange Act, and Rules 12b-20, 13a-1, and 13a-13 thereunder, and from committing or causing any violations and any future violations of Exchange Act Rule 13a-14.

By the Commission.

Nancy M. Morris
Secretary